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SEC FILE NUMBER 1-6089

CUSIP NUMBER 093671105

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):

☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR

☐ Form N-CSR

For Period Ended: January 31, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

_____________________________________________________________________________________________

PART I — REGISTRANT INFORMATION

H&R Block, Inc.

Full Name of Registrant

n/a

Former Name if Applicable

4400 Main Street

Address of Principal Executive Office (Street and Number)

Kansas City, Missouri 64111

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☐

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As reported in current report on Form 8-K dated February 23, 2006, Registrant concluded to restate previously issued consolidated financial statements, including fiscal year 2006 quarterly financial statements and financial statements for the fiscal years ended April 30, 2005 and 2004. The restatement pertains primarily to errors in determining the Company’s state effective income tax rate for the aforementioned periods.

The Registrant is continuing the process of analyzing the state income tax expense to determine the final restatement adjustment and the periods to which such adjustments relate. Upon completion of this process, such analysis will be provided to and audited by the Registrant’s independent public accounting firm. It is unlikely that the process will be complete and audited within a time frame that permits the Company’s Form 10-Q for the quarter ended January 31, 2006 to be filed within the prescribed time period.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

William L. Trubeck	816	932-8388
(Name)	(Area Code)	Telephone Number

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ No☐

____________________________________________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

Yes ☒ No☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

It is anticipated that the following changes in results of operations will be reflected in the earnings statements to be included in Registrant’s Form 10-Q for the fiscal quarter ended January 31, 2006, and restated financial statements for the fiscal quarters ended October 31, 2005 and July 31, 2005 and the fiscal years ended April 30, 2005 and April 30, 2004. As previously stated in the Form 8-K, dated February 23, 2006, the Registrant has not completed its analysis of the restatement adjustments. Accordingly, the effects of the restatement on all prior periods are preliminary and subject to change. Preliminarily, the Registrant has discovered the following:

•

Errors in previously filed state tax returns netting approximately $4.5 million. During the fiscal quarter ended October 31, 2005, Registrant identified and recorded a discrete state tax return error in the amount of $4.3 million. As part of the restatement, the effect of this error will now be recorded in the fiscal years ended April 30, 2005 and April 30, 2004.

•

Errors resulting in an understatement of state income tax liability on the financial statements for calendar tax year 2004 of approximately $10 million. These errors were determined by comparing the actual calendar year 2004 state income tax expense calculated within actual state income tax returns to estimated state income tax expense recorded previously in the fiscal years ended April 30, 2005 and April 30, 2004 financial statements.

•

As a result of the recalculated 2004 state income tax effective rate based on actual tax year 2004 returns, Registrant updated the estimate previously used to calculate the state income tax provision for the period of January 2005 through April 2005 (the “Partial Period”), which was included in the Company’s 2005 financial statements. This change in estimate resulted in an approximate $17.5 million increase in income tax liability for the Partial Period.

The amounts set forth herein are subject to final determination by the Registrant and audit by the independent public accounting firm.

H&R Block, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 13, 2006	By /s/ Jeffrey E. Nachbor
Jeffrey E. Nachbor
Senior Vice President and Corporate Controller

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).